As filed with the Securities and Exchange Commission on November 30, 2011
File No. [         ]
UNITED STATES OF AMERICA

BEFORE THE

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

In the Matter of

NORTHWESTERN MUTUAL SERIES FUND, INC.
and
MASON STREET ADVISORS, LLC

APPLICATION PURSUANT TO SECTION 6(c) OF THE
INVESTMENT COMPANY ACT OF 1940 FOR AN
ORDER OF EXEMPTION FROM RULE 12dl-2(a) UNDER THE INVESTMENT COMPANY ACT OF 1940

Please send all communications to:

Lesli H. McLinden	Matthew R. DiClemente
720 East Wisconsin Avenue	Stradley Ronon Stevens & Young LLP
Milwaukee, Wisconsin 53202	2005 Market Street, Suite 2600
(414) 665-6137	Philadelphia, PA 19103
(215) 564-8173

This Application (including exhibits) consists of 17 pages.

The exhibit index appears on page 13.

Page 1 of 17 sequentially numbered pages (including exhibits)

UNITED STATES OF AMERICA

BEFORE THE

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

	)	APPLICATION FOR AN ORDER PURSUANT TO SECTION 6(c) OF THE INVESTMENT COMPANY ACT OF 1940, AS AMENDED, EXEMPTING APPLICANTS FROM RULE 12d1-2(a) UNDER THE INVESTMENT COMPANY ACT OF 1940
In the Matter of	)
NORTHWESTERN MUTUAL SERIES FUND, INC.
720 East Wisconsin Avenue
Milwaukee, Wisconsin  53202

MASON STREET ADVISORS, LLC
720 East Wisconsin Avenue
Milwaukee, Wisconsin  53202

Investment Company Act of 1940
File No. [________]
______________________________
) ) ) ) )

I.           INTRODUCTION
Northwestern Mutual Series Fund, Inc. (the “Company”) and Mason Street Advisors, LLC (“MSA,” and together with the Company, the “Applicants”)1 hereby submit this application (the “Application”) to the United States Securities and Exchange Commission (the “Commission”) for an order pursuant to Section 6(c) of the Investment Company Act of 1940, as amended (the “Investment Company Act”), exempting the Applicants from Rule 12d1-2(a) under the Investment Company Act.  Applicants request the exemption to the extent necessary to permit any existing or future series of the Company and any other existing or future registered open-end investment company or

1
Every existing entity that currently intends to rely on the requested order is named as an applicant.  Any existing or future entity that relies on the requested order will do so only in accordance with the terms and condition in this application.

Page 2 of 17 sequentially numbered pages (including exhibits)

series thereof that is advised by MSA or any person now or in the future controlling, controlled by or under common control with MSA (any such adviser or MSA, an “Adviser”) and that invests in other registered open-end investment companies (“Underlying Funds”) in reliance on Section 12(d)(1)(G) of the Investment Company Act, and which also is eligible to invest in securities (as defined in Section 2(a)(36) of the Investment Company Act) in reliance on Rule 12dl-2 under the Investment Company Act (the “Applicant Series”), to also invest, to the extent consistent with its investment objectives, policies, strategies and limitations, in financial instruments that may not be securities within the meaning of Section 2(a)(36) of the Investment Company Act (“Other Investments”).

II.THE APPLICANTS

A.	The Company and the Applicant Series

The Company is organized as a Maryland corporation.  The Company is registered with the Commission as an open-end management investment company pursuant to the Investment Company Act.  The offerings of the shares of each Applicant Series also are registered pursuant to the Securities Act of 1933, as amended (the “1933 Act”).  Shares of the existing Applicant Series are continuously offered for sale to insurance company separate accounts as funding vehicles for variable annuity and variable life insurance contracts by insurance companies.  The Applicant Series are separate investment portfolios of the Company and pursue distinct investment objectives and strategies.  Each Applicant Series invests, or may invest, in other registered investment companies in reliance on Section 12(d)(1)(G) of the Act.  The Applicant

Page 3 of 17 sequentially numbered pages (including exhibits)

Series are not prohibited from investing directly in securities that are not issued by an investment company, and the Applicant Series may invest directly in non-investment company securities in the future in reliance on Rule 12dl-2(a)(2) to the extent consistent with their respective investment objectives, policies, strategies and limitations.

B.           MSA

MSA is a Delaware limited liability company, and is an investment adviser registered under the Investment Advisers Act of 1940, as amended (the “Advisers Act”).  MSA serves as the investment adviser to each existing Applicant Series pursuant to the terms of written contracts with the Applicant Series, pursuant to which MSA provides investment management advice (directly or through a sub-adviser) and manages the Applicant Series’ business affairs, subject to the general oversight of the Applicant Series’ board of directors (the “Board”).  Any other Adviser will also be registered under the Advisers Act.

III.THE APPLICANTS’ PROPOSAL

Each Applicant Series invests, or may invest, in certain Underlying Funds as is, or will be, set forth in the Applicant Series’ prospectus.  Applicants propose that, subject to the terms and condition set forth in this Application, the Applicant Series be permitted to invest in Other Investments while investing in Underlying Funds and other securities in reliance on Section 12(d)(1)(G) of the Investment Company Act and Rule 12d1-2 under the Investment Company Act.  The Applicant Series will comply with Rule 12d1-2 under the Investment Company Act, but for the fact that the Applicant Series may invest a

Page 4 of 17 sequentially numbered pages (including exhibits)

portion of their assets in Other Investments.  The opportunity to invest in Other Investments will allow the Applicant Series greater flexibility to meet their investment objectives.  For example, there may be times when using a derivative instrument may allow an Applicant Series to invest in eligible asset classes with greater efficiency and lower cost than is possible through investment in an Underlying Fund.  Each Applicant Series would use Other Investments for a purpose that is consistent with the Applicant Series’ investment objectives, policies, strategies and limitations.  Consistent with its fiduciary obligations under the Investment Company Act, each Applicant Series’ Board will review the advisory fees charged by the Applicant Series’ Adviser to ensure that the fees are based on services provided that are in addition to, rather than duplicative of, services provided pursuant to the advisory agreement of any investment company in which the Applicant Series may invest.

IV.APPLICABLE LAW AND LEGAL ANALYSIS

Section 12(d)(1)(A) of the Investment Company Act provides that no registered investment company may acquire securities of another investment company if such securities represent more than 3% of the acquired company’s outstanding voting stock or more than 5% of the acquiring company’s total assets, or if such securities, together with the securities of other investment companies, represent more than 10% of the acquiring company’s total assets. Section 12(d)(1)(B) of the Investment Company Act provides that no registered open-end investment company may sell its securities to another investment company if the sale will cause the acquiring company to own more than 3% of the

Page 5 of 17 sequentially numbered pages (including exhibits)

acquired company’s voting stock, or cause more than 10% of the acquired company’s voting stock to be owned by investment companies and companies controlled by them.

In 1996, Congress added Section 12(d)(1)(G) to the Investment Company Act to permit the operation of funds of funds involving investment companies which are part of the same “group of investment companies,” which is defined in Section 12(d)(l)(G)(ii) as any two or more registered investment companies that hold themselves out to investors as related companies for purposes of investment and investor services.  Section 12(d)(l)(G)(i) provides, in relevant part, that Section 12(d)(1) will not apply to securities of a registered open-end investment company or registered unit investment trust if:

(I) the acquired company and the acquiring company are part of the same group of investment companies;

(II)  the securities of the acquired company, securities of other registered open-end investment companies and registered unit investment trusts that are part of the same group of investment companies, government securities, and short term paper are the only investments held by the acquiring company;

(III) with respect to

(aa)	securities of the acquired company, the acquiring company does not pay and is not assessed any charges or fees for distribution-related activities, unless the acquiring company does not charge a

Page 6 of 17 sequentially numbered pages (including exhibits)

sales load or other fees or charges for distribution-related activities; or

(bb)
securities of the acquiring company, any sales loads and other distribution-related fees charged, when aggregated with any sales load and distribution-related fees paid by the acquiring company with respect to securities of the acquired company, are not excessive under rules adopted pursuant to section 22(b) or section 22(c) by a securities association registered under section 15A of the Securities Exchange Act of 1934, or the Commission; [and]

(IV)
the acquired company has a policy that prohibits it from acquiring any securities of registered open-end investment companies or registered unit investment trusts in reliance on this subparagraph or subparagraph (F).

In 2006, the Commission adopted Rule 12d1-2 under the Investment Company Act.2  That rule permits a registered open-end investment company or a registered unit investment trust relying on Section 12(d)(1)(G) of the Investment Company Act to acquire (in addition to securities issued by another registered investment company in the same group of investment companies, government securities, and short-term paper):

(1)	Securities issued by an investment company, other than securities issued by another registered investment company that is in the same group of

2	See Fund of Funds Investments, Investment Company Act Rel. No. 27399 (June 20, 2006) (the “Adopting Release”).

Page 7 of 17 sequentially numbered pages (including exhibits)

investment companies, when the acquisition is in reliance on Section 12(d)(1)(A) or 12 (d)(1)(F) of the Investment Company Act;

(2)	Securities (other than securities issued by an investment company); and

(3)	Securities issued by a money market fund, when the acquisition is in reliance on Rule 12dl-l.

For the purposes of Rule 12dl-2, the term “securities” means any security as that term is defined in Section 2(a)(36) of the Investment Company Act.3  The Commission noted in the Adopting Release that permitting an affiliated fund of funds to invest, consistent with the fund’s investment policies, directly in stocks, bonds, and other types of securities “would allow an acquiring fund greater flexibility in meeting investment objectives that may not be met as well by investments in other funds in the same fund group, while not presenting any additional concerns that [S]ection 12(d)(1)(G) was intended to address.”4  The passage of the rule also reflects the Commission’s response to Congress’ expectation “that the Commission will use this authority [set forth in Section 12(d)(l)(J)] to adopt rules and process exemptive applications in the fund of funds area in a progressive way as the fund of funds concept continues to evolve over time.”5

Section 6(c) of the Investment Company Act provides a means for the Commission to respond to developments in the financial markets not specifically

3	See Adopting Release at 17, n.58.

4	Id. at 17-18.

5	See H.R. REP. No. 622,104th Cong., 2nd Sess., at 43-44 (1996).

Page 8 of 17 sequentially numbered pages (including exhibits)

contemplated when the Investment Company Act was passed or subsequently amended.6 Section 6(c) permits the Commission to grant exemptions from particular provisions of the Investment Company Act, or any rule thereunder, that would inhibit the development of new and innovative investment products. Section 6(c) provides as follows:

The Commission, ... by order upon application, may conditionally or unconditionally exempt any person, security, or transaction, or any class or classes of persons, securities, or transactions, from any provision or provisions of [the Investment Company Act] or of any rule or regulation thereunder, if and to the extent that such exemption is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of [the Investment Company Act].

Applicants believe that permitting the Applicant Series to invest in Other Investments would not raise any of the concerns that Section 12(d)(1) of the Investment Company Act, as originally adopted and as amended in 1970, was intended to address, namely:  (1) pyramiding of voting control of underlying funds; (2) undue influence over portfolio management of underlying funds through the threat of large scale redemptions; (3) unnecessary duplication of costs (such as sales loads, advisory fees and administrative

6
See, e.g., Trust Fund Sponsored by The Scholarship Club, Inc., Investment Company Act Rel. No. 5524 (Oct. 25, 1968) (“The broad exemptive power provided in Section 6(c) was designed to enable [the Commission] to deal equitably with situations which could not be foreseen at the time the legislation was enacted.”); Sisto Financial Corp., Investment Company Act Rel. No. 923 (July 17, 1946) (Section 6(c) is intended “to deal with situations unforeseen at the time of the passage of the [Investment Company] Act and unprovided for elsewhere in the [Investment Company] Act”).

Page 9 of 17 sequentially numbered pages (including exhibits)

costs); and (4) complex pyramidal structures that may be confusing to investors.7  Section 12(d)(1)(G) reflects a determination by Congress that certain fund of funds arrangements do not raise the concerns underlying the prohibitions in Sections 12(d)(1)(A) and (B). Section 12(d)(1)(G) addresses these concerns by requiring that the acquiring and the acquired funds be part of the same group of investment companies, limiting charges and fees of the acquiring company and acquired company and requiring that the acquired fund not act as a fund of funds itself.8  The approval of Rule 12d1-2 demonstrates a determination by the Commission that fund of funds investments in stocks, bonds and other types of securities that are not issued by registered investment companies do not raise any of the concerns that Section 12(d)(1)(G) was intended to address.

Likewise, permitting the Applicant Series to invest in Other Investments in furtherance of their investment objectives, policies, strategies and limitations as requested herein will not raise any of the concerns underlying the prohibitions in Sections 12(d)(1)(A) and (B). Instead, this additional flexibility will provide the Applicant Series a broader array of investment options through which to pursue their investment objectives.

Applicants submit that the requested exemption offers significant benefits, as detailed in Part III above, and is “necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of [the Investment Company Act],” and therefore meets the standards for

7	See Report of the Securities and Exchange Commission on the Public Policy Implications of Investment Company Growth, in H.R. Rep. No. 2337, at 311-24 (1966).

8	While Section 12(d)(1)(G) is commonly referred to as a “fund of funds” exemption, it does not require an acquiring fund to invest in more than one underlying fund.

Page 10 of 17 sequentially numbered pages (including exhibits)

relief set forth in Section 6(c) of the Investment Company Act. As indicated below, the Commission has already granted to a number of other applicants relief similar to that requested in this Application.

V.SUPPORTING PRECEDENT

The Commission has previously granted exemptive relief authorizing registered investment companies relying on Section 12(d)(1)(G) and Rule 12dl-2 to invest in Other Investments.  See e.g., DFA Investment Dimensions Group, Inc., et al., File No. 812-13943, Investment Company Rel. Nos. 29838 (Oct. 18, 2011) (order) and 29820 (Sept. 22, 2011) (notice); Legg Mason Equity Trust, et al., File No. 812-13892, Investment Company Rel. Nos. 29835 (Oct. 12, 2011) (order) and 28789 (Sept. 15, 2011) (notice); Highland Capital Management, L.P., et al., File No. 812-13890, Investment Company Rel. Nos. 29832 (Oct. 12, 2011) (order) and 29790 (Sept. 15, 2011) (notice); Russell Investment Co., et al., File No. 812-13870, Investment Company Rel. Nos. 29664 (May 3, 2011) (order) and 29623 (April 6, 2011) (notice); Nuveen Asset Management, et al., File No. 81213839, Investment Company Rel. Nos. 29546 (Dec. 30, 2010) (order) and 29522 (Dec. 8, 2010) (notice); Northern Lights Fund Trust, et al., File No. 812-13786, Investment Company Rel. Nos. 29487 (Oct. 26, 2010) (order) and 29452 (Sept. 30, 2010) (notice); FFCM, LLC, et al., File No. 812-13748, Investment Company Rel. Nos. 29335 (June 29, 2010) (order) and 29292 (June 2, 2010) (notice); Columbia Funds Series Trust, et al., File No. 812-13631, Investment Company Rel. Nos. 28936 (Sept. 30, 2009) (order) and 28896 (Sept. 4, 2009) (notice); WisdomTree Asset Management, Inc., et al., File No.

Page 11 of 17 sequentially numbered pages (including exhibits)

81213642, Investment Company Rel. Nos. 28836 (July 24, 2009) (order) and 28804 (June 29, 2009) (notice).

VI.THE APPLICANTS’ CONDITION

Applicants agree that any order granting the requested relief will be subject to the following condition:

1.           Applicants will comply with all provisions of Rule 12dl-2 under the Investment Company Act, except for paragraph (a)(2) to the extent that it restricts any Applicant Series from investing in Other Investments as described in the Application.

VII.REQUEST FOR ORDER

Applicants request an order pursuant to Section 6(c) of the Investment Company Act granting the relief requested in this Application. Applicants submit, for the reasons stated herein, that their request for exemptive relief meets the standard for relief under Section 6(c) of the Investment Company Act and therefore, Applicants respectfully request that the Commission grant the requested relief.

VIII.PROCEDURAL MATTERS

Pursuant to Rule 0-2(f) under the Investment Company Act, Applicants state that their address is as indicated on the first page of this Application.  Applicants further state that all written or oral communications concerning this Application should be directed as indicated on the first page of this Application.

Page 12 of 17 sequentially numbered pages (including exhibits)

The Authorizations required by Rule 0-2(c) under the Investment Company Act are included in this application as Exhibit A-l and Exhibit A-2.  The Verifications required by Rule 0-2(d) under the Investment Company Act are included in this Application as Exhibit B-l and Exhibit B-2.

Applicants have caused this Application to be duly signed on their behalf on the 30th day of November, 2011.

NORTHWESTERN MUTUAL SERIES FUND, INC.

By:         /s/R. David Ells
R. David Ells, President

MASON STREET ADVISORS, LLC

By:         /s/Jefferson V. DeAngelis
Jefferson V. DeAngelis, President

Page 13 of 17 sequentially numbered pages (including exhibits)

Exhibit A-1
AUTHORIZATION
NORTHWESTERN MUTUAL SERIES FUND, INC.

I, Lesli H. McLinden, do hereby certify that I am the Assistant Secretary of Northwestern Mutual Series Fund, Inc. (the “Company”). I further certify that the following resolutions were duly adopted by the board of directors of the Company on the 16th day of November, 2011, and that such resolutions have not been revoked, modified, rescinded, or amended and are in full force and effect:

RESOLVED, that the Assistant Secretary and each other officer of the Company be, and each of them hereby is, authorized and instructed to prepare, or to cause to be prepared, and to execute and file, on behalf of the Company, with the Securities and Exchange Commission, an exemptive application, and any amendments thereto, for an order pursuant to Section 6(c) of the Investment Company Act for an exemption from Rule 12d1-2 under the Investment Company Act, and any amendment thereto (the “Order”), to maximize the flexibility of those series portfolios of the Company that operate as fund of funds to invest a portion of their assets in futures contracts, forward currency contracts, certain swaps, and/or other instruments that may not be deemed to be “securities” under the Investment Company Act, in accordance with the conditions contained in the Order; and

FURTHER RESOLVED, that the appropriate officers of the Company be, and each of them hereby is, authorized and directed to take any and all actions which each of them, in his or her sole discretion, deems necessary and appropriate to carry out the intent and accomplish the purposes of the foregoing resolution.

IN WITNESS WHEREOF, I have hereunder subscribed my name to this Certificate as of this 30th day of November, 2011.

By:   /s/Lesli H. McLinden
Name: Lesli H. McLinden
Title: Assistant Secretary

Page 14 of 17 sequentially numbered pages (including exhibits)

Exhibit A-2
AUTHORIZATION

MASON STREET ADVISORS, LLC

I, Randy M. Pavlick, do hereby certify that I am the Assistant Secretary of Mason Street Advisors, LLC (“MSA”). I further certify that the following resolutions were duly adopted by the board of directors of MSA on the 17th day of November, 2011, and that such resolutions have not been revoked, modified, rescinded, or amended and are in full force and effect:

RESOLVED, that the Assistant Secretary and each other officer of MSA be, and each of them hereby is, authorized and instructed to prepare, or to cause to be prepared, and to execute and file, on behalf of MSA, with the Securities and Exchange Commission, an exemptive application, and any amendments thereto, for an order pursuant to Section 6(c) of the Investment Company Act for an exemption from Rule 12d1-2 under the Investment Company Act, and any amendment thereto (the “Order”), to maximize the flexibility of those series portfolios to which MSA serves as investment adviser that operate as fund of funds to invest a portion of their assets in futures contracts, forward currency contracts, certain swaps, and/or other instruments that may not be deemed to be “securities” under the Investment Company Act, in accordance with the conditions contained in the Order; and

FURTHER RESOLVED, that the appropriate officers of MSA be, and each of them hereby is, authorized and directed to take any and all actions which each of them, in his or her sole discretion, deems necessary and appropriate to carry out the intent and accomplish the purposes of the foregoing resolution.

IN WITNESS WHEREOF, I have hereunder subscribed my name to this Certificate as of this 30th day of November, 2011.

By:   /s/Randy M. Pavlick
Name: Randy M. Pavlick
Title: Assistant Secretary

Page 15 of 17 sequentially numbered pages (including exhibits)

Exhibit B-l
VERIFICATION

The undersigned states that he has duly executed the attached Application, dated November 30th, 2011, for and on behalf of Northwestern Mutual Series Fund, Inc., that he is the President of Northwestern Mutual Series Fund, Inc., and that all actions by the board of directors and other bodies necessary to authorize the undersigned to execute and file such instrument have been taken. The undersigned further says that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

NORTHWESTERN MUTUAL SERIES FUND, INC

By: /s/R. David Ells
R. David Ells, President

Page 16 of 17 sequentially numbered pages (including exhibits)

Exhibit B-2
VERIFICATION

The undersigned states that he has duly executed the attached Application, dated November 30th, 2011, for and on behalf of Mason Street Advisors, LLC, that he is the President of Mason Street Advisors, LLC and that all actions by the board of directors and other bodies necessary to authorize the undersigned to execute and file such instrument have been taken. The undersigned further says that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

MASON STREET ADVISORS, LLC

By: /s/Jefferson V. DeAngelis
Jefferson V. DeAngelis, President

Page 17 of 17 sequentially numbered pages (including exhibits)